UNITED STATES	SEC FILE NUMBER
SECURITIES AND EXCHANGE COMMISSION	0-9204
Washington, D.C. 20549
FORM 12b-25	CUSIP NUMBER 269279AA3
NOTIFICATION OF LATE FILING	269279AB1

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EXCO RESOURCES, INC.
Full Name of Registrant

N/A
Former Name if Applicable

12377 Merit Drive, Suite 1700, LB 82
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75251
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

EXCO Resources, Inc. (EXCO) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2005 by May 16, 2005 due to difficulties in completing its financial statements, without unreasonable effort or expense.  EXCO sold its wholly-owned Canadian subsidiary, Addison Energy Inc. (Addison), during the first quarter of 2005.  As a result, EXCO requires additional time to reflect this disposition in EXCO’s financial statements.  EXCO intends to file its Form 10-Q no later than five calendar days following the prescribed due date.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	J. Douglas Ramsey, Chief Financial Officer	214	368-2084
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXCO’s operations were materially impacted by the sale of Addison, which will be reported as discontinued operations for the periods ended March 31, 2004 and 2005.  As a result of the sale, EXCO will report a pre-tax gain on the sale of Addison of approximately $174.1 million.  EXCO’s operations were also  materially impacted by its commodity price risk management activities which have increased EXCO’s loss from continuing operations for the three months ended March 31, 2005 by $33.8 million when compared to the three months ended March 31, 2004.

EXCO RESOURCES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2005	By	/s/ J. DOUGLAS RAMSEY
J. Douglas Ramsey
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).